UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-31568 CUSIP NUMBER: __ 644206104

(Check One): ☐ Form 10-K ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐ Form N-CSR

For Period Ended:  September 30, 2022

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K

For the Transition Period Ended:  __________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________

PART I - REGISTRANT INFORMATION

Full name of Registrant New England Realty Associates Limited Partnership

Former Name if Applicable ______________________________________________

Address of Principal Executive Office (Street and Number) 39 Brighton Avenue

City, State and Zip Code  Allston, Massachusetts 02134

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

New England Realty Associates Limited Partnership (the "Company") has determined that it is impracticable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the "Form 10-Q") by the November 9, 2022 due date or within the five calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

As previously reported in the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2022, on October 3, 2022, The Hamilton Company, Inc. (“Hamilton”) experienced a cybersecurity incident involving ransomware. Hamilton has been engaged by NewReal, Inc., the general partner of New England Realty Associates Limited Partnership (the “Company”) to perform general management functions for the Company’s properties in exchange for management fees. After becoming aware of the incident, Hamilton conducted an initial investigation into their digital environment and discovered encryption within the environment. The threat actor encrypted areas within Hamilton’s digital environment. Hamilton has been working with independent third-party cybersecurity specialists to restore the environment and return to operations securely. However, access to Hamilton’s files remains limited and the Company does not have access to all of the information it would need to prepare the Form 10-Q.

As a result, the Company does not have the resources to and will not file its Quarterly Report on Form 10-Q for the third quarter of 2022 by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

Andrew Bloch	617-783-0039
(Name)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes     ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes     ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company does not currently have access to all of its financial records and files, based on the information available to it management expects that, while there may be some differences in results, there will not be a significant negative change to the results of operations for the quarter ended September 30, 2022 from those for the quarter ended September 30, 2021.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

To the extent any statements contained in this Form 12b-25 deal with information that is not historical, these statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to the occurrence of many events outside the Company’s control. These statements include, but are not limited to, express or implied forward-looking statements relating to the Company’s expectations regarding its ability to contain the impacts of the ransomware incident and implement business continuity plans; and the Company’s ability to continue ongoing operations and safeguard the integrity of its information technology infrastructure, data and customer information. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Investors and others are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements contained in this Form 12b-25 speak only as of the date of this Form 12b-25. Factors that could cause actual results to differ materially from those expressed or implied include the ongoing assessment of the ransomware incident, legal, reputational and financial risks resulting from this and/or additional cybersecurity incidents, the effectiveness of business continuity plans during the ransomware incident, and the other risks and uncertainties further described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K, as well as in the Company’s other reports filed with or furnished to the United States Securities and Exchange Commission, available at www.sec.gov. Forward-looking statements should be considered in light of these risks and uncertainties. These forward-looking statements speak only as of the date of this report or as of the date to which they refer, and the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
(Registrant)
By: NewReal, Inc., its General Partner

Dated: November 10, 2022	By:	/s/ Jameson Brown
	Name:	Jameson Brown
	Title:	Treasurer